UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      May 12, 2006

Mr. J. Paul Sorbara
President & CEO
Golden Goliath Resources, Ltd.
Suite 711, 675 West Hastings Street
Vancouver, British Columbia V6B 1N2


      Re:	Golden Goliath Resources, Ltd.
		Registration Statement on Form 20-F/A#2
      Filed April 19, 2006
		File No. 0-31204


Dear Mr. Sorbara:

      We have reviewed your response letter dated April 19, 2006 and your amended registration statement and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements

1. We note the wording of your auditors` report and request that you call us to discuss this and certain other information prior to filing a further amendment to your filing.

Engineering Comments

History - The Las Bolsas - Los Hilos Property - Exploration
History,
page 21

History - The Las Bolsas - Los Hilos Property - Recent and
Anticipated
Exploration, page 22

2. The third paragraph on page 21 references the "most favorable results" and the seventh paragraph on page 22 references "grab samples" collected at the mines. A general checklist comment was issued previously requesting that you eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight. As a general checklist, when reporting the results of sampling and chemical analyses:

* Disclose only the weighed average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of the lengths/weight of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over an area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure.

We reiterate our prior comment 6.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Barry Stem, Senior Assistant Chief
Accountant, at
(202) 551- 3763 if you have questions regarding comments on the financial statements and related matters. Direct you questions relating to the engineering comments to Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-
3687 or me at (202) 551-3740 with any other questions.


      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	A. Korelin
      C. Moncada-Terry
Mr. J. Paul Sorbara
Golden Goliath Resources, Ltd.
May 12, 2006
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